Exhibit 99.386

Nextech AR CEO Evan Gappelberg Buys 72,656 Shares of
Company Stock In Open Market

●	CEO continues to Increase his Ownership Position

●	Buys 72,656 shares in the open market

●	Increases his ownership to 10,049,279 common shares

VANCOUVER, B.C., Canada – December 7, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services today announced that CEO Evan Gappelberg has purchased a total of 72,656 shares through open market buys from 12/2 -12/6 with an average purchase price of $1.10 USD / $1.40 CAD per share.

This purchase increases CEO-Evan Gappelbergs ownership to 10,049,279 common shares.

Additionally, select members of senior management of Nextech AR purchased an aggregate of 37,000 shares through open market buys over the last several weeks. Andrew Chan, Nextech AR Chief Financial Officer purchased 17,000 shares through open market buys ranging from $1.29 CAD to $1.54 CAD/share ($1.01 to $1.20 USD/share); and members of senior management purchased an aggregate of 20,000 shares through open market buys ranging from $1.32 CAD to $1.41 CAD/share ($1.03 to $1.10 USD/share).

Nextech AR CEO Evan Gappelberg comments “I continue to invest and buy more shares because I’m extremely excited about the Metaverse and our business prospects within the Metaverse, and don’t believe that our current share price reflects the upside potential of our businesses. The Metaverse opportunity is new, exciting and huge to most companies, but we have been working on it for the past few years which gives us what I believe is a head start. We are starting to see business momentum in our 3D and AR product offerings as more and more brands and companies are beginning to recognize this massive opportunity. Just recently, companies like Facebook, Epic Games, Microsoft, Unity, Nike, Adidas, Budweiser, and more have all joined the Metaverse revolution and are looking to companies like Nextech and others to provide 3D and AR solutions. As we continue to innovate and roll out new product offerings that fit into the Metaverse narrrative I’m very optimistic about our growth in 2022 and beyond. I’m investing today because I see many years of strong forward growth ahead, primarily in our expansive ARitize technology stack, which includes; ARitize Metaverse Studio, ARitize 3D, ARitize Ads, ARitize CAD, ARitize Decorator, ARitize Holograms, ARitize CPG, ARitize labs, ARitize University, ARitise Event 3D, ARitize Portals, ARitize Concerts, ARitize Capture, Aritize Play”.

Earn-out payment in shares:

Payment of the earn-out related to the Map Dynamics assets acquisition disclosed and announced on November 23, 2020 was settled as per the initial agreement terms for 193,789 common shares issued at a deemed price per share of $1.57 CAD and $15,000 USD in cash paid to the owners of the vendor.

On behalf of the Board of Nextech AR Solutions Corp.

Evan Gappelberg

CEO and Director

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

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About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.